SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                01 July 2005


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 01 July 2005 re: Blocklisting Interim Review




                        BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 1st July 2005


AVS No:

Name of applicant:

Lloyds TSB Group plc

Name of scheme:

Lloyds TSB Group Shareplan

Period of return:

From:

1/1/2005

To:

30/06/2005

Balance under scheme from previous return:

434,353

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

Nil

Number of securities issued/allotted under scheme during period:

Nil

Balance under scheme not yet issued/allotted at end of period

434,353

Number and class of securities originally listed and the date of admission

Ordinary shares of 25p each     Blocklisted on

1,100,000                        20th June 2003

440,000                          22nd September 2003

440,000                          20th October 2003

440,000                          20th November 2003

440,000                          22nd December 2003

440,000                          20th January 2004

440,000                          22nd March 2004

440,000                          20th April 2004


Total number of securities in issue at the end of the period

5,600,485,911

Name of contact:

SHARON SLATTERY, SENIOR ASSISTANT SECRETARY

Address of contact:

25 GRESHAM STREET, LONDON EC2V 7HN

Telephone number of contact:

020 7356 1034

SIGNED BY ______________________________________________


                Director/company secretary/suitably experienced employee/duly authorised officer,

                for and on behalf of

          LLOYDS TSB GROUP plc


                Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


                        BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 1st July 2005


AVS No:

Name of applicant:

Lloyds TSB Group plc

Name of scheme:

Lloyds Bank senior executives' overseas share option scheme 1987

Period of return:

From:

1/1/2005

To:

30/06/2005

Balance under scheme from previous return:

35,152

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

Nil

Number of securities issued/allotted under scheme during period:

Nil

Balance under scheme not yet issued/allotted at end of period

35,152

Number and class of securities originally listed and the date of admission

450,418 ordinary shares of 25p each blocklisted on 19th January, 1996

Total number of securities in issue at the end of the period

5,600,485,911

Name of contact:

SHARON SLATTERY, SENIOR ASSISTANT SECRETARY

Address of contact:

25 GRESHAM STREET, LONDON EC2V 7HN

Telephone number of contact:

020 7356 1034

SIGNED BY ______________________________________________


                Director/company secretary/suitably experienced employee/duly authorised officer,

                for and on behalf of

          LLOYDS TSB GROUP plc


                Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


                        BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 1st July 2005


AVS No:

Name of applicant:

Lloyds TSB Group plc

Name of scheme:

Lloyds Bank senior executives' UK share option scheme 1987

Period of return:

From:

1/1/2005

To:

30/06/2005

Balance under scheme from previous return:

41,167

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

Nil

Number of securities issued/allotted under scheme during period:

24,336

Balance under scheme not yet issued/allotted at end of period

16,831

Number and class of securities originally listed and the date of admission

10,429,833 and 20,000 ordinary shares of 25p each blocklisted on 19th January 1996 and 3rd August 2004, respectively.


Total number of securities in issue at the end of the period

5,600,485,911

Name of contact:

SHARON SLATTERY, SENIOR ASSISTANT SECRETARY

Address of contact:

25 GRESHAM STREET, LONDON EC2V 7HN

Telephone number of contact:

020 7356 1034

SIGNED BY ______________________________________________


                Director/company secretary/suitably experienced employee/duly authorised officer,

                for and on behalf of

          LLOYDS TSB GROUP plc


                Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.




                        BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 1st July 2005


AVS No:

Name of applicant:

Lloyds TSB Group plc

Name of scheme:

Lloyds TSB Group executive share option scheme

Period of return:

From:

1/1/2005

To:

30/06/2005

Balance under scheme from previous return:

422,281

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

Nil

Number of securities issued/allotted under scheme during period:

86,498

Balance under scheme not yet issued/allotted at end of period

335,783

Number and class of securities originally listed and the date of admission

4,000,000 and 1,895,000 ordinary shares of 25p each blocklisted on 10th April 1995 and 6th August 1997, respectively.


Total number of securities in issue at the end of the period

5,600,485,911

Name of contact:

SHARON SLATTERY, SENIOR ASSISTANT SECRETARY

Address of contact:

25 GRESHAM STREET, LONDON EC2V 7HN

Telephone number of contact:

020 7356 1034

SIGNED BY ______________________________________________


                Director/company secretary/suitably experienced employee/duly authorised officer,

                for and on behalf of

          LLOYDS TSB GROUP plc


                Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.




                        BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 1st July 2005


AVS No:

Name of applicant:

Lloyds TSB Group plc

Name of scheme:

Lloyds TSB Group plc senior executives' share option scheme 1996

Period of return:

From:

1/1/2005

To:

30/06/2005

Balance under scheme from previous return:

1,229,000

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

Nil

Number of securities issued/allotted under scheme during period:

Nil

Balance under scheme not yet issued/allotted at end of period

1,229,000

Number and class of securities originally listed and the date of admission

3,003,000 ordinary shares of 25p each blocklisted on 6th August 1997.

Total number of securities in issue at the end of the period

5,600,485,911

Name of contact:

SHARON SLATTERY, SENIOR ASSISTANT SECRETARY

Address of contact:

25 GRESHAM STREET, LONDON EC2V 7HN

Telephone number of contact:

020 7356 1034

SIGNED BY ______________________________________________


                Director/company secretary/suitably experienced employee/duly authorised officer,

                for and on behalf of

          LLOYDS TSB GROUP plc


                Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


                        BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 1st July 2005


AVS No:

Name of applicant:

Lloyds TSB Group plc

Name of scheme:

Lloyds TSB Group No. 1 executive share option scheme 1997

Period of return:

From:

1/1/2005

To:

30/06/2005

Balance under scheme from previous return:

1,382,960

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

Nil

Number of securities issued/allotted under scheme during period:

Nil

Balance under scheme not yet issued/allotted at end of period

1,382,960

Number and class of securities originally listed and the date of admission

500,000 and 900,000 ordinary shares of 25p each blocklisted on 30th June 1998 and 11th June 2001, respectively.


Total number of securities in issue at the end of the period

5,600,485,911

Name of contact:

SHARON SLATTERY, SENIOR ASSISTANT SECRETARY

Address of contact:

25 GRESHAM STREET, LONDON EC2V 7HN

Telephone number of contact:

020 7356 1034

SIGNED BY ______________________________________________


                Director/company secretary/suitably experienced employee/duly authorised officer,

                for and on behalf of

          LLOYDS TSB GROUP plc


                Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.




                        BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 1st July 2005


AVS No:

Name of applicant:

Lloyds TSB Group plc

Name of scheme:

Lloyds TSB Group No. 2 executive share option scheme 1997

Period of return:

From:

1/1/2005

To:

30/06/2005

Balance under scheme from previous return:

7,676,182

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

Nil

Number of securities issued/allotted under scheme during period:

Nil

Balance under scheme not yet issued/allotted at end of period

7,676,182

Number and class of securities originally listed and the date of admission

1,800,000 and 6,000,000 ordinary shares of 25p each blocklisted on 30th June 1998 and 11th June 2001, respectively.


Total number of securities in issue at the end of the period

5,600,485,911

Name of contact:

SHARON SLATTERY, SENIOR ASSISTANT SECRETARY

Address of contact:

25 GRESHAM STREET, LONDON EC2V 7HN

Telephone number of contact:

020 7356 1034

SIGNED BY ______________________________________________


                Director/company secretary/suitably experienced employee/duly authorised officer,

                for and on behalf of

          LLOYDS TSB GROUP plc


                Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.




                        BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 1st July 2005


AVS No:

Name of applicant:

Lloyds TSB Group plc

Name of scheme:

Lloyds TSB Group staff sharesave scheme

Period of return:

From:

1/1/2005

To:

30/06/2005

Balance under scheme from previous return:

5,492,377

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

Nil

Number of securities issued/allotted under scheme during period:

5,435

Balance under scheme not yet issued/allotted at end of period

5,486,942

Number and class of securities originally listed and the date of admission

75,000,000 ordinary shares of 25p each blocklisted on 6th August 1997.

Total number of securities in issue at the end of the period

5,600,485,911

Name of contact:

SHARON SLATTERY, SENIOR ASSISTANT SECRETARY

Address of contact:

25 GRESHAM STREET, LONDON EC2V 7HN

Telephone number of contact:

020 7356 1034

SIGNED BY ______________________________________________


                Director/company secretary/suitably experienced employee/duly authorised officer,

                for and on behalf of

          LLOYDS TSB GROUP plc


                Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.




                        BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 1st July 2005


AVS No:

Name of applicant:

Lloyds TSB Group plc

Name of scheme:

Lloyds TSB Group sharesave scheme 1997

Period of return:

From:

1/1/2005

To:

30/06/2005

Balance under scheme from previous return:

35,834,539

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

Nil

Number of securities issued/allotted under scheme during period:

3,972,531

Balance under scheme not yet issued/allotted at end of period

31,862,008

Number and class of securities originally listed and the date of admission

13,890,874 and 50,000,000 ordinary shares of 25p each blocklisted on 10th December 1997 and 11th June 2001, respectively.


Total number of securities in issue at the end of the period

5,600,485,911

Name of contact:

SHARON SLATTERY, SENIOR ASSISTANT SECRETARY

Address of contact:

25 GRESHAM STREET, LONDON EC2V 7HN

Telephone number of contact:

020 7356 1034

SIGNED BY ______________________________________________


                Director/company secretary/suitably experienced employee/duly authorised officer,

                for and on behalf of

          LLOYDS TSB GROUP plc


                Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.




                        BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 1st July 2005


AVS No:

Name of applicant:

Lloyds TSB Group plc

Name of scheme:

Lloyds Bank staff savings-related share option scheme 1990

Period of return:

From:

1/1/2005

To:

30/06/2005

Balance under scheme from previous return:

11,819,484

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

Nil

Number of securities issued/allotted under scheme during period:

Nil

Balance under scheme not yet issued/allotted at end of period

11,819,484

Number and class of securities originally listed and the date of admission

116,515,105 ordinary shares of 25p each blocklisted on 19th January 1996.

Total number of securities in issue at the end of the period

5,600,485,911

Name of contact:

SHARON SLATTERY, SENIOR ASSISTANT SECRETARY

Address of contact:

25 GRESHAM STREET, LONDON EC2V 7HN

Telephone number of contact:

020 7356 1034

SIGNED BY ______________________________________________


                Director/company secretary/suitably experienced employee/duly authorised officer,

                for and on behalf of

          LLOYDS TSB GROUP plc


                Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.




                        BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 1st July 2005


AVS No:

Name of applicant:

Lloyds TSB Group plc

Name of scheme:

Lloyds TSB Group option rollover scheme 1997

Period of return:

From:

1/1/2005

To:

30/06/2005

Balance under scheme from previous return:

123,683

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

Nil

Number of securities issued/allotted under scheme during period:

Nil

Balance under scheme not yet issued/allotted at end of period

123,683

Number and class of securities originally listed and the date of admission

1,580,373 and 2,000,000 ordinary shares of 25p each blocklisted on 5th March 1997 and 30th June 1998, respectively.


Total number of securities in issue at the end of the period

5,600,485,911

Name of contact:

SHARON SLATTERY, SENIOR ASSISTANT SECRETARY

Address of contact:

25 GRESHAM STREET, LONDON EC2V 7HN

Telephone number of contact:

020 7356 1034

SIGNED BY ______________________________________________


                Director/company secretary/suitably experienced employee/duly authorised officer,

                for and on behalf of

          LLOYDS TSB GROUP plc


                Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     01 July 2005